October 24, 2016

FILED ON EDGAR

Lisa M. Kohl

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:    EliteSoft Global Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 8, 2016

          File No. 333-213189

Dear Ms. Kohl:

This letter is in response to your October 6, 2016 comment letter to Eugene Wong, Chief Executive Officer and President for EliteSoft Global, Inc. (the “Company”). The Company’s legal counsel, Anthony R. Paesano of Paesano Akkashian Apkarian, P.C., has been copied in on this correspondence, so feel free to contact him with any questions, and of course, please feel free to continue to correspond directly with me.

General

1.	We note that on pages 4 and 13, you state that the Selling Shareholders may sell their shares at prevailing market prices should a market develop. Because you are not eligible to conduct a primary offering on Form S-3, you do not appear to be eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Accordingly, please revise the terms of your offering to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering and make conforming changes to your prospectus. If you disagree, please provide us with a detailed legal analysis as to why this offering is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Response: The Company disclosed on page 4 of its registration statement that, “[t]he Selling Shareholders are deemed to be statutory underwriters.” The Company agrees with the Commissions’ determination that it is not eligible to price its offering at “prevailing market prices.” Therefore, the Company will make the following revision to its amended registration statement:

The Selling Shareholders intend on selling their respective shares for the fixed price of $0.10 per share for the duration of the offering.

Similarly, on page 13, the Company will make the following revision:

The Selling Shareholders, who are deemed to be statutory underwriters, will offer their shares at a fixed price of $0.10 per share.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company has not published or provided any written communications as defined under 17 CFR 230.405.

Prospectus Cover Page

3.	We note that you estimate your total offering costs to be approximately $15,000. This disclosure appears to be inconsistent with your disclosure in Item 13 that the estimated total expenses to be incurred in connection with the offering are $24,520.84. Please revise your disclosure for consistency.

Response: The Company will amend its Prospectus Coverage Page to reflect that the estimated total offering registration costs “…to be approximately $24,520.84, as reflected under Item 13 herein.”

Prospectus Summary and Risk Factors, page 7

4.	We note that you included the description of your business in your prospectus summary. Please note that the prospectus summary should not include all of the detailed information in the prospectus. Accordingly, please amend your disclosure to include a separate and distinct section describing the development of your business. Please refer to Item 101 and Item 503(a) of Regulation S-K.

Response: The Company will amend its Prospectus Summary consistent with 17 CFR 229.503(a) to state only as follows under the caption titled “Summary of Business”:

We are an information technology (IT) web, systems integration and applications solutions company. We combine leading technology and draw upon our experience as professional IT specialists to create, design, develop and maintain corporate websites, e-commerce, social media strategies, server monitoring and supply computer hardware equipment on a global basis. We work to achieve this mission by using technology that is scalable, off-the-shelf, customizable, and communicates a clear message to our clients target market. We market third-party vendor software, IT services, and hardware that deliver new opportunities, greater convenience, and enhanced value to our client's business. We have also established our in-house research and development (R&D) team to focus on e-commerce solutions, mobile payment, and financial services as an increasing effort for our company to provide full life cycle solutions to clients. The company maintains an office in Beaverton, Oregon as its headquarters, and an office in Kuala Lumpur, Malaysia, as its location servicing clients within the Asia-Pacific region.

We are a smaller reporting company under SEC Rule 405 because we are currently not trading, have a public float of zero and annual revenues of less than $50 million during the most recently completed fiscal year for which audited financial statements are available. As a smaller reporting company, pursuant to Rule 8-01 of Regulation S-X, the Company is only required to produce financial statements as follows: (a) audited balance sheet as of the end of each of the most recent two fiscal years, or as of a date within 135 days if the issuer has existed for a period of less than one fiscal year, (b) audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent audited balance sheet (or such shorter period as the registrant has been in business), and (c) interim reviewed financial statements for the current period if the filing is more than 135 days after the end of your fiscal year.  Any and all amendments shall include updated interim or audited financial statements if the financial statements in the prior filing are more than 135 days old.

The balance of the information currently set forth in the prospectus about the Company in the prospectus summary, i.e. from “Corporate History” through “Employees,” and then “Involvement in Certain Legal Proceedings” up to “Risk Factors” will be set forth prior to the disclosures regarding “Experts.” Furthermore, the Company will more specifically identify the sections as “Items,” as set forth in the instructions to Form S-1 (OMB Number 3235-0065).

Corporate History, page 8

5.	You disclose that after acquiring all of the outstanding shares of Andes 3, EliteSoft Asia “proceeded to vote its shares in approving a change in control . . . .” Please enhance your disclosure to provide additional detail about how the change in control was effected, and to whom the shares originally held by EliteSoft Asia were transferred. Please refer to Item 101(h)(3) of Regulation S-K.

Response: Once the Company moves this section, as set forth in our response to Comment 4, above, the section titled “Corporate History” will be supplemented to state as follows:

The Company’s predecessor-in-name - ANDES 3, Inc., was incorporated in the State of Delaware on June 23, 2014. On February 27, 2015, EliteSoft Asia Bhd Sdn (“EliteSoft Asia”) purchased 10,000,000 shares of the Company’s common stock for $40,000 pursuant to a privately negotiated purchase pursuant to a Stock Purchase Agreement with Richard Chiang (the “SPA”). The closing of the SPA resulted in the sale of all issued and outstanding shares of the Company. Effective upon the closing date of the Share Purchase Agreement, Mr. Chiang owned no shares of the Company’s stock, and EliteSoft Asia was the sole stockholder of the Company.

EliteSoft Asia proceeded to vote its shares in approving a change in control and the amendment to its articles of incorporation on March 16, 2015 changing the name of the Company to “EliteSoft Global Inc.” The change of control was effected through EliteSoft Asia electing Eugene Wong as the sole director of the Company. Immediately following his election, Mr. Wong accepted the resignation of Mr. Chiang as the Company’s President, Chief Executive Officer, Secretary, Treasurer, and Chairman of the Board. Mr. Chiang’s resignation was in connection with the closing of the SPA, and was not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

Following Mr. Chiang’s resignation, and effective as of the same date, to fill the vacancies created by his resignation, Mr. Wong, acting as the sole member of the Board of Directors, appointed himself as Chairman of the Board of Directors, President, and Chief Executive Officer. He also appointed Khoo Mae Ling as Chief Financial Officer and Secretary, and Cornelius Ee as Vice President of Information Technology. In consideration for serving in these positions as designees of EliteSoft Asia, EliteSoft Asia issued 3,000,000 shares of the Company titled to EliteSoft Asia through the SPA to Mr. Cornelius Ee, 4,000,000 shares to Mr. Wong and 3,000,000 shares to Ms. Khoo Mae Ling. As a result of these issuances, EliteSoft Asia held no shares of common stock in the Company. However, as set forth below, the Company issued 2,000,000 shares of restricted common stock to EliteSoft Asia on June 1, 2015 as consideration under an Assignment and Assumption Agreement.

Customers, Distribution and Marketing, page 10

6.	We note your disclosure on page F-11 that during the six months ended June 30, 2016, one customer accounted for 95% of the Company’s revenue and that the loss of such customer could have an adverse effect on the Company’s business and results of operations. Accordingly, please revise your narrative description of the Company’s business to disclose the dependence of your business upon a single customer. Refer to Item 101(c)(1)(vi) of Regulation S-K. Additionally, to the extent revenue derived from this customer is generated under a contract to which you are a party; please file this contract as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: Once the Company moves this section, as set forth in our response to Comment 4, above, the section titled “Customers” will be supplemented to state as follows:

We currently provide our IT web, systems integration and applications solutions to five companies, as identified above. We seek to provide these services primarily to the Asia-Pacific region in particular, countries such as Singapore, Thailand, Indonesia, Japan, Hong Kong, Korea, and China. We also find that markets in New Zealand and Australia are favorable to our industry as well and have begun marketing our efforts in those markets. For the six months ended June 30, 2016, as set forth in our Notes to Condensed Financial Statements on F-11, in addition to generating revenue from these five companies, one customer – Ashita Communication Sdn Bhd (“Ashita”), accounted for 95% of our revenue. The Company has fully performed under the agreement with Ashita (see enclosed as exhibit). The agreement has termed out. We collected all payments under the agreement. The Company’s loss of this source of revenue will have an adverse effect on the Company’s ongoing and future business and operations in the event the Company is unable to replace this source of revenue.

7.	Please disclose an estimate of the amount you spent during each of the last two fiscal years on research and development activities, and the extent to which the cost of such activities is borne by your customer. Refer to Item 101(h)(4)(x) of Regulation S-K.

Response: Once the Company moves the section titled “Customers, Distribution and Marketing,” as set forth in our response to Comment 4, above, the Company will include a subsection titled “Research and Development Activities” and disclose as follows:

The Company has limited resources to dedicate exclusively to research and development. The Company has spent less than $5,000 on internal research and development activities. Major contracts have been outsourced to third party vendors, including OD Alliance and EliteSoft Asia, a related party and affiliate of the Company. These vendors provide the Company with necessary consultancy, technical knowledge and content for our contracts. In the event one of these vendors terminates its relationship with the Company, the Company could be at risk of not fully performing its contractual obligations to its customers. All amounts paid to third-party vendors are accounted for in our financials.

Summary Financial Information, page 14

8.	You refer to “the following table” and “the following financial data” in the second paragraph. Please revise your disclosure to the extent necessary as your present disclosure does not include a table of financial information or other financial data.

Response: The second paragraph under the disclosures titled “Summary Financial Information” will be amended as follows:

You should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the accompanying notes included elsewhere in this Prospectus.  Among other things, those financial statements include more detailed information regarding the basis of presentation of financial data.

Risk Factors, page 16

9.	We note your risk factor on page 20 regarding the dilutive impact of additional financings. Please revise the risk factor to disclose the possible dilutive impact of the convertible loan referenced on page 42.

Response: The Company will include in the disclosure associated with the dilutive impact of additional financing the following sentence immediately after “…it will be on acceptable terms.” The disclosure will read as follows:

In addition, in the event the convertible note with Mr. Ee Chang Ku, a director and shareholder of EliteSoft Asia, a shareholder and affiliate of the Company, is converted into shares of the Company’s common stock, there will be a dilutive impact on all shareholders. Furthermore, since the actual conversion rate has yet to be definitively agreed upon by the Company and Mr. Ee Chang Ku, the scope and breadth of the dilutive impact might be greater than anticipated, which would have an impact on the overall holdings of all shareholders. Also, if we elect to raise additional funds by issuing additional restricted stock or through convertible debt, the shareholders will be diluted to the extent of the specific issuance or subsequent conversion, and any new securities could have rights, preferences and privileges senior to holders of our common stock or stock registered herein.

The Company will also revise the section titled “Convertible Securities” to reflect the convertible note with Mr. Ku by stating:

The Company entered into a convertible note with Mr. Ee Chang Ku, a director and shareholder of EliteSoft Asia, a shareholder and affiliate of the Company, in the amount of $50,000. The loan proceeds were received by the Company in May of 2015. The advance is unsecured, bears no interest, contains no formal repayment terms and is convertible on demand into shares of restricted common stock; however, the parties have not determined the conversion rate on this potentially dilutive security at December 31, 2015. The loan is not yet convertible as the shares are not publicly traded on an exchange. The shares associated with the potential conversion are not being registered herein. We have not issued any other convertible securities, and do not have any other outstanding any securities convertible into common shares or any rights convertible or exchangeable into common stock.

10.	Please include a risk factor regarding your lack of profitable operations in recent periods and the fact that your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern. Please refer to Item 503(c) of Regulation S-K.

Response: The Company will include the following risk factor:

We lack a history of profitable operations and our auditor has issued an opinion about our ability to continue as a going concern.

The lack of profitable operations, as set forth in our financial statements herein, and our auditor’s opinion and report that there is substantial doubt about our ability to continue as a going concern materially affects and impairs our business plan and objectives set forth herein.

11.	To the extent your officers and directors do not reside in the United States, please add a risk factor disclosing that it may not be possible for investors to effect service of process within the United States upon such person or to enforce against such person judgments obtained in United States courts predicated upon the liability provisions of the U.S. federal securities laws.

Response: The Company will include the following risk factor:

Our officers and directors do not reside in the United States, which might make service of process of any civil complaint not practical or achievable.

The Company is incorporated in the State of Delaware. However, our directors and officers reside outside the United States. As a result, to the extent claims arise against the directors and officers, securing service of process on the directors and officers might not be practicable, achievable or possible.

Risks Related to Our Common Stock, page 21

12.	We note your disclosure that certain factors may cause the market price of your common stock to fluctuate significantly. Please clarify how changes in the nuclear power industry, changes in investors’ perceptions of the nuclear power industry, and changes in the market valuations of “other radiation detection and related companies” will impact the price of your common stock as an information technology, web systems integration, and applications solutions company.

Response: The Company will delete reference to the nuclear industry. It was a clerical error.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the three and six months ended June 30, 2016 and 2015, page 29

13.	You disclose that total revenue for the six months ended June 30, 2016 was $1,070,685 compared to $5,963 for the six months ended June 30, 2015, and that the increase in total revenue of approximately $1,064,722 was attributable to completion of over 50% of the major contract secured as the first quarter of 2016. Please expand your disclosure to describe the major contract to which you refer. Please include a discussion of whether you expect to continue to acquire similar contracts, and whether this contract is indicative of future performance. Please refer to Item 303(a)(3)(i)-(ii) and Instruction 3 to paragraph 303(a) of Regulation S-K.

Response: The Company will make the following revision to the second section titled “Revenue” under Results of Operations for the three and six months ended June 30, 2016 and 2015:

Revenue - Total revenues for the six months ended June 30, 2016, were $1,070,685, compared to $5,963 for the six months ended June 30, 2015. This resulted in an increase of approximately $1,064,722 from the comparable period. The increase in revenue is primarily a result of completion of over 50% of the agreement with Ashita, as disclosed above, in first quarter of 2016.

14.	Please tell us how you account for retainer fees and the basis in GAAP for your accounting, including the recognition of the retainer fee disclosed in the third paragraph under the table.

Response: The Company will make the following revision to the first section titled “Revenue” under Results of Operations for the three and six months ended June 30, 2016 and 2015:

Revenue - Total revenues for the three months ended June 30, 2016, were $272,552, compared to $5,963 for the three months ended June 30, 2015. This resulted in an increase of approximately $266,589 from the comparable period. The increase in revenue is primarily a result of collection of 30% of the amount due to the Company under the agreement with Ashita, as disclosed above.

15.	Please include a discussion of income taxes and effective tax rates for the three and six months ended June 30, 2016 and 2015.

Response: The Company will add a section titled “Income Taxes” under Results of Operations for the three and six months ended June 30, 2016 and 2015 and add the following paragraph to the section:

Income Taxes – Total income tax expense for the three months ended June 30, 2016 was $11,734 compared to $nil for the three months ended June 30, 2015. The increase of $11,734 in income tax expense is primarily a result of significantly higher revenue recognized during the three months ended June 30, 2016 in relation to the service agreements entered in the 4th quarter of 2015. The effective tax rate for the three months ended June 30, 2016 was 27% which was lower than the U.S. federal statutory tax rate of 34%. The lower tax rate was primarily attributable to the operating loss carry forwards from prior fiscal years being utilized.

Income Taxes – Total income tax expense for the six months ended June 30, 2016 was $30,434 compared to $nil for the six months ended June 30, 2015. The increase of $30,434 in income tax expense is primarily a result of significantly higher revenue recognized during the six months ended June 30, 2016 in relation to the service agreements entered in the 4th quarter of 2015. The effective tax rate for the six months ended June 30, 2016 was 29% which was lower than the U.S. federal statutory tax rate of 34%. The lower tax rate was primarily attributable to the operating loss carry forwards from prior fiscal years being utilized.

Liquidity and Capital Resources, page 30

16.	Please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a deficiency is identified, please indicate the course of action you have taken or propose to take to remedy the deficiency. Also, please identify and describe internal and external sources of liquidity and any material unused sources of liquidity. Please refer to Item 303(a)(1) of Regulation S-K.

Response: The Company will add the following paragraph in the section titled “Liquidity and Capital Resources”:

The Company does not have adequate or sufficient capital resources or liquidity to carry out its business plan. The Company has been funded through its directors and officers, and shareholders, and primarily through revenue generated through performance under the agreement with Ashita, which has concluded. The Selling Shareholders are seeking registration of their respective shares in order to increase capital for the Company, and believe that this internal source of liquidity could be a means to capitalize the business objectives of the Company. We intend on relying on future continuous offerings of our equity and/or possible joint ventures with other similarly situated companies. There is no guarantee that these efforts will be successful, or result in increased liquidity or capital resources.

17.	We note your disclosure in risk factors that you will require additional capital over the next twenty-four months to fund your business plans. Please discuss the sufficiency of your liquidity and capital resources, on both a long-term and short-term basis, and your ability to continue in business as a going concern. In doing so, please disclose whether your liquidity and cash resources are sufficient to fund your plan of operations for the next year or discuss the additional capital you will be required to raise to fund your plan of operations for the next twelve months.

Response: The Company will amend the disclosure and add the following under “Risk Factors,” “Risks Related to Our Business and Industry”:

Our failure to obtain capital may significantly restrict our proposed operations

We will need to raise capital to expand our business. It is anticipated that we will require an additional capital raise of $5 million dollars over the next twenty-four months to fund our business plans. We do not have adequate or sufficient capital resources or liquidity to carry out our short-term or long-term business plans, and our auditor has issued a report that there is substantial doubt about our ability to continue as a going concern, which will materially affect and impair these objectives. We have been internally funding through our shareholders, officers and directors, and through a convertible note, as disclosed herein, and from revenue generated through our performance under our agreement with Ashita, which is now concluded. There is no guarantee that we will secure similar revenues from current or future customers, or that our shareholders will continue to fund the operations of the business. Although our intention is to utilize the funding through the sale of Selling Shareholder shares in this registration statement, there is no guarantee that such funding will occur, or that a Selling Shareholder will agree to continue to fund the short-term or long-term business plans of the Company. Future sources of capital may not be available to us when we need it or may be available only on unacceptable terms.

Critical Accounting Policies, page 31

18.	It appears that you intended to provide disclosure of the risks and uncertainties related to your critical accounting estimates. However, your discussion of income taxes does not discuss the material implications of uncertainties associated with the methods, assumptions, and estimates underlying income tax measurements. In addition, it appears there are other critical accounting estimates such as those related to doubtful accounts receivable and revenue recognition which could be material due to the level of sensitivity and judgment necessary to account for uncertain matters or the susceptibility of such matters to change. Please expand your disclosure to discuss accounting estimates where the nature of the estimates or assumptions are material due to their levels of subjectivity and judgment necessary to account for uncertain matters or the susceptibility of such matters to change and where the impact of the estimates and assumptions on financial condition or operating performance is material. Please refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No 33-8350.

Response: The Company will delete the following paragraphs:

~~Critical Accounting Policies~~

~~Our financial statements and related public financial information are based on the application of accounting principles generally accepted in the United States ("US GAAP"). US GAAP requires the use of estimates; assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expenses amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.~~

~~Income Taxes~~

~~The Company accounts for income taxes in accordance with ASC Topic 740, “Income Taxes.” ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.~~

~~Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s consolidated financial statements.~~

~~We believe the following is among the most critical accounting policies that impact our consolidated financial statements. We suggest that our significant accounting policies, as described in our financial statements in the Summary of Significant Accounting Policies, be read in conjunction with this Management's Discussion and Analysis of Financial Condition and Results of Operations.~~

The Company will replace the deleted text with the following paragraphs:

Critical Accounting Policies

Our financial statements and related public financial information are based on the application of accounting principles generally accepted in the United States ("US GAAP"). US GAAP requires the use of estimates; assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expenses amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. Significant areas requiring the use of estimates include allowance for doubtful accounts, revenue recognition, and determination of income tax expense. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

We believe the following is among the most critical accounting policies that impact our consolidated financial statements. We suggest that our significant accounting policies, as described in our financial statements in the Summary of Significant Accounting Policies, be read in conjunction with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms and are presented net of the allowance for doubtful accounts which represents the Company’s best estimates of the amount of probable credit losses in the existing accounts receivable balance. The Company determines allowance for doubtful accounts based on specifically identified amounts that are believed to be uncollectible and reviews the adequacy of its allowance for doubtful accounts on a regular basis.

Revenue Recognition

The Company derives its revenues primarily from providing web and IT services. Web and IT services revenues consist of fees from web design, software development, domain and hosting, and maintenance and other services. The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed and determinable and collectability is reasonably assured. The Company's service arrangements are generally non-cancelable and do not provide for refunds to customers in the event of cancellations. The Company records revenues net of sales taxes. Revenues from web design, software development are generally recognized after the projects are completed and when delivery is made or title and risk of loss otherwise transfers to the customer, and the collection is reasonably assured. Revenues from IT consulting services, domain and hosting, and maintenance services are generally recognized on a straight-line basis over the length of the contract.

The Company also enters into arrangements with multiple deliverables that generally include web design and software development, domain and hosting, and maintenance and other services, with the term ranging from one month to two years. The Company analyzes its agreements to determine whether the elements can be separated and accounted for individually or as a single unit of accounting in accordance with the Financial Accounting Standards Board's (the “FASB”) Accounting Standards Codification (“ASC”) 605-25, “Revenue Arrangements with Multiple Deliverables,” and Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition”. Allocation of revenue to individual elements that qualify for separate accounting is based on the element’s fair value in accordance with ASC 605 and related revenues are recognized pursuant to the criteria described above. During the year ended December 31, 2015, in one of the arrangements that contain multiple deliverables, the Company acted as an agent in the transaction. As the agent, it records revenues on a net basis. Customer payments received in advance of the performance of services are recorded as deferred revenues in the balance sheets, and are recognized as revenue when the web and IT services are rendered.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, “Income Taxes.” ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s consolidated financial statements.

The Company calculates the current and deferred income tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years and record adjustments based on filed income tax returns when identified. The amount of income taxes paid is subject to examination by U.S. federal and state tax authorities. The estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts and circumstances existing at that time. To the extent the assessment of such tax position changes, the Company records the change in estimate in the period in which the Company make the determination.

19.	You disclose in the last paragraph that you have irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(B) of the JOBS Act. The disclosure appears to be inconsistent with your disclosure on page 16 where you state you have elected not to opt out of the transition period. Please revise your disclosure as applicable.

Response: The Company will delete the last sentence of the paragraph titled “Election to Opt Out of Transition Period” on page 16.

Security Ownership of Certain Beneficial Owners and Management, page 35

20.	Please note that the definition of beneficial ownership under Item 403 of Regulation S-K includes natural persons and entities with direct or indirect voting or investment power over the shares. In this regard, please identify the person or persons with voting or investment power over the shares held by EliteSoft Asia.

Response: The Company will add footnote (2) next to EliteSoft Asia Sdn Bhd on the chart under “Security Ownership of Certain Beneficial Owners and Management” and disclose the following:

Ee Chang Ku and Lau Kim Niw are the sole directors and shareholders of EliteSoft Asia. These two individuals have direct voting and investment power and control over EliteSoft Asia. Mr. Ee Chang Ku is a creditor of the Company through the convertible note disclosed herein.

Description of Securities

Convertible Securities, page 41

21.	You disclose that you have not issued and do not have any securities convertible into common shares. This disclosure appears to be inconsistent with your disclosure in the related party footnotes to the financial statements where you disclose that the stockholder loan is convertible on demand. Please revise your disclosure for consistency.

Response: Please see Response to Comment No. 9, above.

Certain Relationships and Related Party Transactions, page 42

22.	We note your disclosure on page 42 that Mr. Ee Chang Ku has advanced the company $50,000. Please enhance our disclosure to explain the basis on which Mr. Ee Chang Ku is a “related person.” Please include a description of Mr. Ku’s position(s) or relationship(s) with, or ownership in, a firm, corporation, or other entity that is a party to, or has an interest in, the transaction, if any such position, relationship, or ownership exists. Please refer to Item 404 of Regulation S-K.

Response: Please see Response to Comment 20, above. The Company will amend the second paragraph under “Certain Relationships and Related Transactions” as follows:

In February 2015, Mr. Ee Chang Ku has advanced the Company $50,000 and the cash was received in May 2015. The advance is unsecured, bears no interest, contains no formal repayment terms and is convertible on demand into shares of restricted common stock. Management has not determined the conversion rate on this potentially dilutive security at December 31, 2015. The loan is not yet convertible as the shares are not publicly traded on an exchange. The shares associated with the potential conversion are not being registered herein. Mr. Ee Chang Ku is a director, shareholder and control party of EliteSoft Asia, which is an affiliate of the Company.

Selling Stockholders, page 43

23.	Please disclose the nature of any position, office, or other material relationship that each selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates, as required by Item 507 of Regulation S-K. In addition, please describe how the Selling Shareholders acquired their shares. Please refer to Regulation S-K Compliance and Disclosure Question 140.02.

Response: The Company will make the following disclosures under the table set forth in the section titled “Selling Stockholders”:

The Company was incorporated on June 23, 2014. The Selling Shareholders were issued their respective shares, and assumed their respective director and officer positions following the closing of the Stock Purchase Agreement between EliteSoft Asia and Mr. Chiang on February 27, 2015 (the “SPA”). Elite Soft Asia appointed Mr. Wong as the sole member of the Board of Directors, and Mr. Wong appointed himself as Chairman of the Board of Directors, President, and Chief Executive Officer. Mr. Wong appointed Ms. Khoo Mae Ling as Chief Financial Officer and Secretary, and Mr. Cornelius Ee as Vice President of Information Technology. In consideration for serving in these positions as designees of EliteSoft Asia, EliteSoft Asia issued 3,000,000 shares of the Company titled to EliteSoft Asia through the SPA to Mr. Cornelius Ee, 4,000,000 shares to Mr. Wong and 3,000,000 shares to Ms. Khoo Mae Ling. As a result of these issuances, EliteSoft Asia held no shares of common stock in the Company. Neither Mr. Wong, Mr. Cornelius Ee nor Ms. Khoo Mae Ling are directors, officers or shareholders of EliteSoft Asia.

Experts, page 45

24.	Malone Bailey, LLP audited your financial statements as of and for the year ended December 31, 2015. Anton & Chia, LLP audited your financial statements as of and for the period from June 23, 2014 to ended December 31, 2014. Please revise your disclosure accordingly.

Response: The Company will amend its disclosures under the section titled “Experts” as follows:

The audited consolidated financial statements of the Company, for the one year period ended December 31, 2015, was audited by Malone Bailey, LLP, an independent registered public accounting firm, to the extent set forth in its report and are included herein in reliance upon the authority of this firm as experts in accounting and auditing. Prior to Malone Bailey, LLP, the Company utilized Anton & Chia, LLP to audit our financial statements as of and for the period from June 23, 2014 to ended December 31, 2014. As of May 5, 2016, Roger Yeh, CPA, of Yichien Yeh, CPA, PC was engaged as the Company’s independent registered public accounting firm.

Financial Statements

Condensed Statements of Operations, page F-2

25.	We note your disclosure in Note 6 on page F-11 that the other income represents the reversal of stock-based compensation previously recorded. Please tell us your basis in GAAP for classifying the reversal as other income as opposed to inclusion in income (loss) from operations.

Response:

ASC 610-10 defines the scope of the Other Income Topic, and notes the following:

The Other Income Topic specifies standards of financial accounting and reporting for income recognized that is not in a contract with a customer within the scope of Topic 606 on revenue from contracts with customers, other Topics (such as Topic 840 on leases and Topic 944 on insurance), or in accordance with other revenue or income recognition guidance.

The Company recognized compensation expense to a person for reaching OTC listing target for the year ended December 31, 2015 by issuing shares. In 2016, due to the person's failure to reach the target, the company cancelled the shares issued. This requires the Company recognize income in 2015. Since such income is not belonged to "operational" scope defined in ASC 610-10, the Company booked it as other income.

Notes to Condensed Financial Statements

General

26.	Please disclose the reasons for the variations in the customary relationship between income tax expense and pretax accounting income. Please refer to ASC 740-270-50-1.

Response: The Company will add the following to the Notes to Condensed Financial Statements:

INCOME TAXES

The Company computes the income tax expense by applying the estimated annual effective tax rate to year-to-date income (loss) from operations and adding the effects of any discrete income tax items specific to the period.

The Company’s effective tax rate was 27% and 29% for the three and six months ended June 30, 2016, respectively, which was lower than the U.S. federal statutory tax rate of 34%. The lower tax rate was primarily attributable to the net operating loss carry forwards from prior fiscal years being utilized.

5. Related Party Transactions, page F-10

27.	It appears that the note disclosed in the first paragraph is contingently convertible into shares of restricted common stock. As such, please refer to ASC 505-10-50-6 and disclose the significant terms of the conversion features of the contingently convertible security including the following:

-	Events and changes in circumstances that would cause the contingency to be met and any significant features necessary to understand the conversion rights and timing of those rights;

-	How the conversion price will be determined and whether the note is convertible into a fixed or variable number of shares; and

-	Events or changes in circumstances, if any, that could adjust or change the contingency, conversion price or number of shares, including significant terms of those changes and the manner of settlement upon conversion and any alternative settlement methods.

In addition, please provide similar disclosures in Note 3 on page F-23 and file the note agreement as an exhibit to the registration statement.

Finally, please tell us whether the convertible note is considered indexed to your common stock and the basis in GAAP for you conclusion. Please refer to ASC 815-40-15.

Response: Per the loan agreement the Company entered into with Mr. Chang Ku Ee on February 20, 2015, the Company agrees to allow the $50,000 loan to convert into shares of restricted common stock of the Company on demand. The conversion price and other terms of the conversion rights are yet to be determined and therefore as disclosed in Note 3 on page F-23, Management has not determined the conversion rate on this potentially dilutive security and the loan is not yet convertible as the shares are not publicly traded on an exchange. The note agreement will be filed as an exhibit to the registration statement.

4 – Stockholders’ Equity

Common Stock, page F-23

28.	We note your disclosure that EliteSoft Asia Sdn Bhd (“ESA”) purchased 10,000,000 shares representing 100% of your issued and outstanding shares from Mr. Chiang, your sole director and shareholder, on February 20, 2015. We also note your disclosure under the Corporate History heading on page 8 that: (a) on February 27, 2015 EliteSoft Asia Bhd Sdn (Elite Soft Asia) purchased 10,000,000 shares of your common stock, which constituted all issued and outstanding shares; and (b) on March 16, 2015 Elite Soft Asia proceeded to vote its shares in approving a change in control and the amendment to its articles of incorporation changing the name of the Company to EliteSoft Global Inc. Please confirm to us that the February 20, 2015 and February 27, 2015 transactions were separate transactions and that Elite Soft Asia and ESA are different entities. In addition, please explain to us and expand your disclosure to clarify the following:

- the operations, assets and ownership of Elite Soft Asia and ESA prior to each of the transactions;

-	which transaction resulted in the change in control and why and how the transaction resulted in a change in control;

-	how you accounted for the change in control and the basis in GAAP for your accounting; and

-	how ESA and your current officers and directors became to owners of your common stock.

Response: On February 20, 2015, Richard Chiang, the former sole officer and director of the Company, entered into a Share Purchase Agreement (the “SPA”) pursuant to which he agreed to sell an aggregate of 10,000,000 shares of his shares of the Company’s common stock to EliteSoft Asia Sdn Bhd at an aggregate purchase price of $40,000. These shares represented 100% of the Company’s issued and outstanding common stock. The SPA closed on February 27, 2015. Effective upon the closing date of the SPA, EliteSoft Asia Sdn Bhd became the majority stockholder of the Company.  The Company clarifies that the note on page F-23 and the note under the Corporate History heading on page 8 are disclosing the same transaction and that “ESA” and “Elite Soft Asia” are the same company.

On February 27, 2015, following the execution of the SPA, EliteSoft Asia Sdn Bhd elected Mr. Eugene Wong, as a Director of the Company. Immediately following the election of Mr. Wong as a Director to the Company’s Board of Directors, Mr. Wong, acting as the sole Director of the Company, accepted the resignation of Richard Chiang as the Company’s President, Chief Executive Officer, Secretary, Treasurer, and Chairman of the Board of Directors.

Following Mr. Chiang’s resignation, and effective as of February 27, 2015, to fill the vacancies created by Richard Chiang’s resignations, Mr. Wong appointed himself as Chairman of the Board of Directors, President, and Chief Executive Officer. Further, the Board of Directors also appointed Khoo Mae Ling as Chief Financial Officer, and Secretary, Cornelius Ee as Vice President of Information Technology.

Recent Sales of Unregistered Securities, page 50

29.	We note your disclosure that on February 20, 2015, Richard Chiang entered into a Share Purchase Agreement pursuant to which he agreed to sell 10,000,000 shares of the Company’s common stock to EliteSoft Asia Sdn Bhd. Please expand your disclosure to include the consideration received by Mr. Chiang in exchange for his shares. Please refer to Item 701 of Regulation S-K.

Response: The Company will amend its disclosures under Item 15 to reflect that EliteSoft Asia purchased the 10,000,000 shares from Mr. Chiang for $40,000.

30.	Please also disclose the June 2015 issuance of 2,000,000 shares to Elite Soft Asia in this section, or tell us why you are not required to do so. Please refer to Item 701 of Regulation S-K.

Response: The Company will amend its disclosures under Item 15 to reflect the issuance of 2,000,000 shares to EliteSoft Asia as consideration under an Assignment and Assumption Agreement.

Signatures, page 52

31.	The registration statement should be signed by the registrant, its principal executive officer, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. Please refer to the signature page of Form S-1and Instructions 1 and 2.

Response: The Company’s amendment will include the signatures of the principal executive officer, principal financial officer, principal accounting officer and the members of the Board of Directors.

Exhibit 23.2 – Consent of Independent Auditor

32.	Please note that new consents are required (a) whenever any change, other than typographical, is made to the financial statements, (b) for an amendment if there have been intervening events since the prior filing that are material and (c) prior to the effectiveness of the registration statement if an extended period of time since the last filing, which is generally more than 30 days. Please update the consents as necessary.

Response: The Company’s amendment will include the required consents.

Thank you for your continued cooperation. In the event you have any further comments in light of these responses, please contact me to discuss.

Very truly yours,

ELITESOFT GLOBAL, INC.

/s/Eugene Wong

Eugene Wong

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